

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 21, 2017

Chandramouli Srinivasan
Chief Executive Officer
616 Corporate Way, Suite 2-6564
Valley Cottage, NY 10989

> **Re:** **Mobodexter, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 25, 2017**
> **File No. 024-10670**

Dear Mr. Srinivasan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Your disclosure in the first paragraph that there is a minimum amount of 1000 Class "A" shares that must be sold is inconsistent with your disclosures throughout the offering circular that there is no minimum. Please reconcile or advise.

2.   Please revise to disclose that: (i) there will be two classes of authorized common stock outstanding after the offering; (ii) Class "B" common stock receives 10 votes per share; and (iii) two executive officers own all of the Class "B" common stock.

Dilution, page 18

3.   It appears that there will be a material disparity between the public offering price and the cash cost to officers, directors, promoters and affiliated persons for shares acquired during the past year. Please disclose the dilution that will occur as a result of the disparity between the price that the public shareholders are going to pay in the offering and the net book value of the shares at varying subscription levels. Refer to Item 4 of Form 1-A.

Use of Proceeds to Issuer, page 20

4.   Please revise your disclosure to state whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Form 1-A.

Description of Business, page 22

5.   We note that you have partnered with Intel, Qualcomm, Advantech and Microsoft to simplify IoT hardware. Please provide a brief description of any arrangements you have with these companies, including whether you have any material agreements with them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

6.   Please provide information relevant to an assessment of your financial condition and results of operations. In that regard, we note that there is no discussion of your financial condition or changes in financial condition and results of operations for each year you have provided financial statements. Refer to Item 9 of Form 1-A.

7.   You state that raising the maximum amount from this offering will be sufficient to fund expenses for the next 12-months. Please disclose how long you expect your current capital will be able to fund operations and how long you will be able to continue to fund operations if you raise 25%, 50% or 75% of the maximum offering.

Security Ownership of Management and Certain Securityholders, 31

8.   You do not include the total voting rights of all classes in the beneficial ownership table, nor do you separate Class "A" common stock from Class "B" common stock. Given the disparity in voting rights of the different classes of common stock, please revise to reflect the amount and percent ownership of each class of stock.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Andy Altahawi
        Adamson Brothers, Inc.